Exhibit 99.1

PENN WEST ANNOUNCES CONFERENCE CALL DETAILS TO DISCUSS

ITS RESULTS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2016

CALGARY, Oct 14, 2016 – PENN WEST PETROLEUM LTD. (TSX – PWT; NYSE – PWE) (“Penn West”, “we”, “us” or “our”) is expected to release its third quarter 2016 financial and operating results on Wednesday, November 2, 2016 before North American markets open. The third quarter 2016 management’s discussion and analysis and unaudited consolidated financial statements will be available on the Company’s website at www.pennwest.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

A presentation will accompany the conference call and will be available via the webcast. Alternatively, the presentation will be made available immediately prior to the conference call start time of 9:00 am Mountain Time on Penn West’s website at: http://www.pennwest.com/investors/presentations-webcasts

CONFERENCE CALL & WEBCAST DETAILS

A conference call and webcast presentation will be held to discuss the matters noted above at 9:00 am Mountain Time (11:00 am Eastern Time) on Wednesday, November 2, 2016.

To listen to the conference call, please call 647-427-7450 or 1-888-231-8191 (toll-free). This call will be broadcast live on the Internet and may be accessed directly at the following URL:

http://event.on24.com/r.htm?e=1281273&s=1&k=28EA646FAFFFE0BE427BB3122083F436

A digital recording will be available for replay two hours after the call’s completion, and will remain available until November 16, 2016 21:59 Mountain Time (23:59 Eastern Time). To listen to the replay, please dial 416-849-0833 or 1-855-859-2056 (toll-free) and enter Conference ID 93554835, followed by the pound (#) key.

Penn West shares are listed on the Toronto Stock Exchange under the symbol “PWT” and on the New York Stock Exchange under the symbol “PWE”.

For further information, please contact:

PENN WEST

Penn West Plaza

Suite 200, 207 – 9th Avenue SW

Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Fax: 403-777-2699

Toll Free: 1-866-693-2707

Website: www.pennwest.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor_relations@pennwest.com